Exhibit 99.1

National Energy Services Reunited Corp. Reports Third Quarter Financial Results

●	Revenue for the quarter ended September 30, 2024, is $336.2 million, growing 12.0% year-over-year and 3.5% on a sequential quarter basis
●	Net income for the quarter ended September 30, 2024, is $20.6 million, growing 40.0% year-over-year and 9.2% on a sequential quarter basis
●	Adjusted EBITDA (a non-GAAP measure)* for the quarter ended September 30, 2024 is $80.0 million, growing 12.9% year-over-year and 1.8% on a sequential quarter basis
●	Diluted Earnings per Share (EPS) for the quarter ended September 30, 2024, is $0.22, growing 37.5% year-over-year and 10.0% on a sequential quarter basis
●	Operating cash flow for the nine months ended September 30, 2024, is $183.1 million, improving 30.4% year-over-year
●	Free cash flow (a non-GAAP measure)* for the nine months ended September 30, 2024, is $103.0 million, improving 38.1% year-over-year

HOUSTON, November 19, 2024 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (Nasdaq: NESR) (Nasdaq: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today reported its financial results as of and for the three- and nine-month periods ended September 30, 2024. The Company posted the following results for the periods presented:

	Three Months Ended			Variance
(in thousands except per share amounts and percentages)	September 30, 2024	June 30, 2024	September 30, 2023	Sequential	Year-over-year

Revenue	$336,205	$324,969	$300,084	3.5%	12.0%
Net income	20,618	18,873	14,731	9.2%	40.0%
Adjusted net income (non-GAAP)*	28,912	27,356	19,797	5.7%	46.0%
Adjusted EBITDA (non-GAAP)*	80,035	78,655	70,885	1.8%	12.9%
Diluted EPS	0.22	0.20	0.16	10.0%	37.5%
Adjusted Diluted EPS (non-GAAP)*	0.31	0.29	0.21	6.9%	47.6%

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3, and 4 below for reconciliations of GAAP to non-GAAP financial measures. The Condensed Consolidated Balance Sheets, Condensed Consolidated Interim Statements of Operations, and Condensed Consolidated Interim Statements of Cash Flows are derived from the unaudited condensed consolidated interim financial statements present in our Period Report on Form 6-K as of and for the three- and nine-month periods ended September 30, 2024.

Stefan Angeli, Chief Financial Officer, commented, “Despite a volatile macro environment and geopolitical headwinds in the region, NESR again achieved excellent results during the third quarter of 2024. We delivered record revenue of $336.2 million for the third quarter of 2024, which was up 3.5% sequentially and up 12.0% year-over-year. We also reported record Adjusted EBITDA of $80.0 million for the third quarter of 2024, with margins of 23.8% substantially flat on a sequential quarter basis. Net cash provided by operating activities was $70.8 million for the third quarter of 2024 and $183.1 million for the year-to-date period. Free Cash Flow for the third quarter of 2024 was $43.4 million, $103.0 million for the year-to-date period, and was principally used to pay down bank debt. As a result of strong operating results and good cash flow conversion, we achieved a significant milestone at the end of the third quarter of 2024 where our Net Debt to trailing-twelve-months Adjusted EBITDA fell below our annual goal of 1.0, ending at 0.96. Adjusted EPS was $0.31 for the third quarter of 2024 and $0.75 for the year-to-date period. Our return on capital employed on a trailing-twelve-months basis was 11%. Operational execution across the region continued to be strong in the third quarter of 2024 and our updated processes, procedures and controls have transformed the back office, helping to drive these results.

Despite macro volatility, the MENA region remains favorable and NESR continues to be focused on its stated goals of delivering profitable revenue growth, execution efficiency, technology expansion and commercialization, and debt reduction and working capital efficiency, to drive future financial performance. On behalf of management, I would like to thank our entire workforce for their outstanding efforts in delivering these results, together with our directors, shareholders, and banking consortium for their continued support. The future continues to look good.”

Sherif Foda, Chairman and Chief Executive Officer, commented, “Another solid quarter result underscores our ability to continue to outpace the market. The quarter was also a significant milestone on several fronts related to our marquee technology development initiatives, as highlighted at our recent board meeting in Saudi Arabia with visits to the Kingdom’s state-of-the art Jafurah unconventional development. Our successful Roya run in Kuwait, the first such single-run execution in the country for NESR, is a strong indication of our commercial viability in this highly sophisticated directional drilling segment. Additionally, our recent investment in Salttech BV both highlights our confidence in the NEDA circular water & circular mineral thesis and is also backed by several successful pilot projects in the region with ambition to scale the solution.”

Net Income and Adjusted Net Income Results

The Company had net income for the quarter ended September 30, 2024, totaling $20.6 million, an improvement of $5.9 million year-over-year. The change is largely attributable to increased activity in our principal areas and businesses of operations, particularly in Saudi Arabia and Kuwait. Adjusted net income for the quarter ended September 30, 2024, was $28.9 million and included adjustments totaling $8.3 million (“Total Charges and Credits”), mainly related to costs associated with the remediation of controls due to the restatement of our 2018-2020 financial statements, impairment charges from integrated production management investments, current expected credit loss provisions, and restructuring activities. A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income.”

The Company reported $0.22 of diluted EPS for the quarter ended September 30, 2024. Adjusted for the impact of Total Charges and Credits, Adjusted Diluted EPS, a non-GAAP measure described in Table 1 below, for the quarter ended September 30, 2024, is $0.31.

Adjusted EBITDA Results

The Company generated Adjusted EBITDA of $80.0 million during the quarter ended September 30, 2024, improving 12.9% year-over-year and 1.8% sequentially. Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization). The Company posted the following results for the periods presented.

(in thousands)	Quarter ended September 30, 2024	Quarter ended June 30, 2024	Quarter ended September 30, 2023
Revenue	$336,205	$324,969	$300,084
Adjusted EBITDA	$80,035	$78,655	$70,885

Balance Sheet

Cash and cash equivalents are $118.2 million as of September 30, 2024, compared to $67.8 million as of December 31, 2023.

Free cash flow, a non-GAAP measure, for the nine months ended September 30, 2024, was $103.0 million, as compared to $74.6 million for the nine months ended September 30, 2023, due to improved operating results in 2024.

Total debt as of September 30, 2024, is $409.3 million with $125.1 million classified as short-term, as compared to $452.2 million and $120.6 million, respectively, on December 31, 2023. Net Debt (a non-GAAP measure), which is the sum of our recorded Current installments of long-term debt, Short-term borrowings, and Long-term debt less Cash and cash equivalents, totaled $291.1 million as of September 30, 2024, as compared to $384.4 million as of December 31, 2023. Net Debt has decreased as compared to the prior period primarily due to long-term debt repayments during 2024. A reconciliation of the comparable GAAP measures to Net Debt is provided in Table 4 below, entitled “Reconciliation to Net Debt.”

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, completion and integration of acquisitions, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over including the impact of the delayed SEC report filings on our business, the extent of any material weakness or significant deficiencies in our internal control over financial reporting and any action taken by the SEC including potential fines or penalties arising out of the SEC inquiry. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, particularly during extended periods of low oil and gas prices, political disturbances, war, terrorist acts, public health crises and threats, ongoing actions taken by businesses and governments and resulting significant disruption in international economies, international financial and oil markets; international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company as of and for the three- and nine-month periods ended September 30, 2024, included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its subsequent Periodic Reports on Form 6-K may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	September 30, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	$118,169	67,821
Accounts receivable, net	132,549	171,269
Unbilled revenue	141,857	95,997
Service inventories	100,018	98,434
Prepaid assets	15,988	9,238
Retention withholdings	23,204	48,419
Other receivables	31,765	39,778
Other current assets	13,604	10,759
Total current assets	577,154	541,715
Non-current assets
Property, plant and equipment, net	425,133	442,666
Intangible assets, net	70,349	84,304
Goodwill	645,095	645,095
Operating lease right-of-use assets	27,672	31,628
Other assets	57,445	52,332
Total assets	$1,802,848	$1,797,740

Liabilities and equity
Liabilities
Accounts payable and accrued expenses	350,582	351,240
Current installments of long-term debt	70,546	71,744
Short-term borrowings	54,587	48,889
Income taxes payable	2,331	8,421
Other taxes payable	5,434	14,674
Operating lease liabilities	5,971	7,406
Other current liabilities	33,770	31,073
Total current liabilities	523,221	533,447

Long-term debt	284,183	331,565
Deferred tax liabilities	-	-
Employee benefit liabilities	32,458	28,935
Non-current operating lease liabilities	22,547	25,145
Other liabilities	66,891	57,154
Total liabilities	929,300	976,246

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at September 30, 2024 and December 31, 2023, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 95,408,453 and 94,996,397 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	886,446	883,865
Retained (deficit)	(12,967)	(62,440)
Accumulated other comprehensive income	69	69
Total equity	873,548	821,494
Total liabilities and equity	$1,802,848	$1,797,740

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	For the quarter-to-date period ended		For the year-to-date period ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Revenues	$336,205	$300,084	$958,022	$838,395
Cost of services	(282,794)	(254,961)	(808,530)	(734,160)
Gross profit	53,411	45,123	149,492	104,235
Selling, general and administrative expenses (excluding Amortization)	(13,270)	(12,292)	(41,290)	(37,015)
Amortization	(4,693)	(4,694)	(14,080)	(14,082)
Operating income	35,448	28,137	94,122	53,138
Interest expense, net	(9,933)	(12,081)	(29,976)	(34,067)
Other income, net	394	1,423	1,199	2,287
Income before income tax	25,909	17,479	65,345	21,358
Income tax expense	(5,291)	(2,748)	(15,872)	(11,039)
Net income	$20,618	$14,731	$49,473	$10,319

Weighted average shares outstanding:
Basic	95,428,253	94,951,275	95,310,346	94,664,725
Diluted	95,653,958	94,951,275	95,524,758	94,664,725

Earnings per share:
Basic	$0.22	$0.16	$0.52	$0.11
Diluted	$0.22	$0.16	$0.52	$0.11

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In US$ thousands)

	For the nine-month period ended
	September 30, 2024	September 30, 2023

Cash flows from operating activities:
Net income	$49,473	$10,319
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	103,176	106,199
Share-based compensation expense	3,568	5,221
Loss / (Gain) on disposal of assets	2,100	(963)
Non-cash interest (income) expense	(1,646)	4,144
Deferred tax expense	(2,142)	(3,062)
Allowance for (reversal of) doubtful receivables	5,306	812
Charges on obsolete service inventories	2,294	103
Impairments and other charges	1,583	-
Other operating activities, net	317	757
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	33,466	(7,140)
(Increase) decrease in unbilled revenue	(45,887)	(2,720)
(Increase) decrease in retention withholdings	25,215	(4,233)
(Increase) decrease in inventories	(3,834)	3,636
(Increase) decrease in prepaid expenses	(6,772)	21
(Increase) decrease in other current assets	6,365	896
Change in other long-term assets and liabilities	4,653	2,999
Increase (decrease) in accounts payable and accrued expenses	15,797	9,982
Increase (decrease) in other current liabilities	(9,963)	13,468
Net cash provided by operating activities	183,069	140,439

Cash flows from investing activities:
Capital expenditures	(80,053)	(65,824)
IPM investments	-	(15,917)
Proceeds from disposal of assets	929	1,246
Other investing activities	(5,034)	(1,000)
Net cash used in investing activities	(84,158)	(81,495)

Cash flows from financing activities:
Proceeds from long-term debt	4,063	11,293
Repayments of long-term debt	(53,810)	(40,014)
Proceeds from short-term borrowings	58,738	73,312
Repayments of short-term borrowings	(53,140)	(109,228)
Payments on capital leases	(1,432)	(1,802)
Payments on seller-provided financing for capital expenditures	(2,819)	(8,858)
Other financing activities, net	(163)	(197)
Net cash used in financing activities	(48,563)	(75,494)

Effect of exchange rate changes on cash	-	-
Net increase (decrease) in cash	50,348	(16,550)
Cash and cash equivalents, beginning of period	67,821	78,853
Cash and cash equivalents, end of period	$118,169	$62,303

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands except per share amounts)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income and diluted earnings per share (“EPS”) adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income” and “Adjusted Diluted EPS,” respectively), as well as a reconciliation of these non-GAAP measures to net income and diluted EPS, respectively, in accordance with GAAP. The Company also discusses the non-GAAP balance sheet measure of the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”) in this release and provides a reconciliation to the GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt. The Company also discusses Free Cash Flow reconciled to Operating Cash Flow.

The Company believes that the presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered as an alternative to operating income, net income, or diluted EPS, respectively, the most directly comparable GAAP financial measures. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Finally, Free Cash Flow is used by management as a liquidity measure to illustrate the Company’s ability to produce cash that is available to be distributed in a discretionary manner, after excluding investments in capital assets. Free Cash Flow should not be considered as an alternative to Net cash provided by (used in) operations or Net cash provided by (used in) investing activities, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Table 1 - Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS

	Quarter ended September 30, 2024		Quarter ended June 30, 2024		Quarter ended September 30, 2023
	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS

Net Income	$20,618	$0.22	$18,873	$0.20	$14,731	$0.16
Add Charges and Credits:
Costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation	1,305	0.01	5,332	0.06	4,745	0.05
Impairments	1,583	0.02	-	-	-	-
Current expected credit loss provisions	652	0.01	2,720	0.03	-	-
Restructuring projects	4,188	0.04	-	-	-	-
Other write-offs (recoveries) and provisions (release of provisions)	566	0.01	431	-	321	-
Total Charges and Credits(1)	8,294	0.09	8,483	0.09	5,066	0.05
Total Adjusted Net Income	$28,912	$0.31	$27,356	$0.29	$19,797	$0.21

(1)	In the quarter ended September 30, 2024, Total Charges and Credits included $1.3 million of costs associated with the remediation of controls due to the restatement of our 2018-2020 financial statements, $1.6 million of impairment charges from integrated production management investments, $0.7 million of current expected credit loss provisions, $4.2 million of costs associated with restructuring projects, and $0.6 million of other write-offs (recoveries) and provisions (release of provisions). In the quarter ended June 30, 2024, Total Charges and Credits included $5.3 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $2.7 million of current expected credit loss provisions, and $0.4 million of other write-offs (recoveries) and provisions (release of provisions). In the quarter ended September 30, 2023, Total Charges and Credits included $4.7 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, and $0.3 million of other write-offs (recoveries) and provisions (release of provisions).

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	Quarter ended September 30, 2024	Quarter ended June 30, 2024	Quarter ended September 30, 2023

Net Income	$20,618	$18,873	$14,731
Add:
Income Taxes	5,291	5,988	2,748
Interest Expense, net	9,933	9,439	12,081
Depreciation and Amortization	35,899	35,872	36,259
Total Charges and Credits impacting Adjusted EBITDA (2)	8,294	8,483	5,066
Total Adjusted EBITDA	$80,035	$78,655	$70,885

(2)	Charges and Credits impacting Adjusted EBITDA are described in Table 1 above. Charges and Credits impacting Adjusted EBITDA exclude items related to interest, income tax and depreciation and amortization.

Table 3 - Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow

	Nine months ended September 30, 2024	Nine months ended September 30, 2023

Net cash provided by operating activities	$183,069	$140,439
Less:
Capital expenditures	(80,053)	(65,824)
Free cash flow	$103,016	$74,615

Table 4 - Reconciliation to Net Debt

	As of September 30, 2024	As of June 30, 2024	As of September 30, 2023

Current installments of long-term debt	$70,546	$70,945	$68,557
Short-term borrowings	54,587	34,797	54,807
Long-term debt	284,183	301,331	349,112
Less:
Cash and cash equivalents	(118,169)	(74,997)	(62,303)
Net Debt	$291,147	$332,076	$410,173

For inquiries regarding NESR, please contact:

Stefan Angeli or Blake Gendron

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com